UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 19, 2021

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Revival AI Inc.

File No. 024-11362 - CTR#1441

Revival AI Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form 1-A offering statement filed on November 5, 2020 and amended on January 15, 2021.

Based on representations by Revival AI Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public.

Exhibit 6.1
Exhibit 6.4
Exhibit 6.5
Exhibit 6.6

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Anne Parker
Chief, Office of Manufacturing